Exhibit 99.(F)

The Trident North Atlantic Fund

c/o J O Hambro Capital Management Limited

Ryder Court

14 Ryder Street

London, SW1Y 6QB

United Kingdom

August 28, 2003

Via Facsimile and Overnight Mail

Mercury Air Group, Inc. c/o

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

Fax: (302) 655-4236

Attn: Joseph A. Czyzyk, CEO

Re:     Inspection of Company Records and Materials

Dear Mr. Czyzyk:

The Trident North Atlantic Fund (“Trident North Atlantic”) is the record holder of 100 shares of common stock of Mercury Air Group, Inc. (“Mercury Air Group” or the “Company”) and the beneficial owner of 111,560 shares of common stock of Mercury Air Group.

INSPECTION OF STOCKLIST MATERIALS

Pursuant to a letter addressed to your attention at the Company dated July 31, 2003 (the “July 31st Letter”), Goldman Sachs International, as the record holder of 111,660 shares of common stock of the Company beneficially held by us at the time, requested by way of a formal demand under oath pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware to inspect and to make copies or abstracts from certain documents of the Company. By facsimile sent August 8, 2003, Wayne Lovett, Executive Vice President, General Counsel and Secretary of the Company denied such request.

We disagree with the Company’s decision to reject the demand made through Goldman Sachs International. A simple review of the Company’s corporate records as of July 31, 2003 would reveal that Goldman Sachs International was, in fact, the record holder of the shares it purported to hold in the July 31st Letter. Its demand, therefore, was entirely proper under Delaware law. Mr. Lovett’s August 8th letter rejecting the demand offered no sufficient justification for the Company’s decision to refuse Goldman Sachs International’s request to inspect stockholder records. It is evident that the Company’s refusal to allow a record stockholder to review those records was disingenuous and taken in bad faith.

Nevertheless, in order to avoid further game-playing by the Company with respect to Trident North Atlantic’s right to review the records in question, we now assert our request directly. As of the date hereof, Trident North Atlantic is the record owner of 100 shares of the common stock of the Company. Trident North Atlantic hereby makes a formal demand under oath, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, for Trident North Atlantic and its agents to inspect the following documents and records of the Company and to make copies or abstracts therefrom:

(a)	A complete record or list of the Company’s stockholders, certified by the Company or its transfer agent, showing the names and addresses of each stockholder and the number of shares of stock registered in the name of each such stockholder, as well as the names, addresses and share amounts held by participants in dividend reinvestment plans and/or employee plans, in each case as of the most recent date available;

(b)	A magnetic computer tape list of the holders of the Company’s stock requested in paragraph (a) above as of the most recent date available, showing the names, addresses and number of shares held by such stockholders, such computer processing data as is necessary for the undersigned to make use of such magnetic computer tape, and a printout of such magnetic computer tape for verification purposes;

(c)	All daily transfer sheets showing changes in the names, addresses and number of shares of the Company’s stockholders which are in or come into the possession of the Company or its transfer agent, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of the stockholder list referred to above;

(d)	All information in or which comes into the Company’s possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees relating to the names of the beneficial owners of the Company’s stock (“NOBO’s”) pursuant to Rule 14b-1(c) or Rule 14b-2(c) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance;

(e)	To the extent the Company, or any person or entity acting on its behalf, maintains electronic mail addresses or other electronic contact information concerning stockholders, all such information; and

(f)	A copy of the Company’s by-laws, as in effect now and as amended from time to time, and any rules and regulations of the Company regarding the nomination and election of directors, shareholder proposals and the conduct of the Company’s 2003 Annual Meeting of Stockholders (the “2003 Annual Meeting”).

Trident North Atlantic demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) and (b) above be immediately furnished to Trident North Atlantic and its agents as such modifications, additions or deletions become available to the Company or its agents or representatives.

Trident North Atlantic will bear the reasonable costs incurred by the Company in connection with the production of the above information.

The purpose of this demand under Section 220 of the General Corporation Law of the State of Delaware is to enable Trident North Atlantic to communicate with other stockholders of the Company regarding corporate governance and management practices of the Company, a lawsuit filed by the Company against Trident North Atlantic, among others, and to facilitate the possible nomination and election of directors to serve on the Company’s Board of Directors.

Trident North Atlantic hereby designates Ropes & Gray LLP, its directors, officers and employees, or any other person designated by Trident North Atlantic, acting together, singly or in any combination, to conduct, as its agents, the inspection and copying requested herein.

INSPECTION OF MATERIALS RELATING TO RECENT ALLEGATIONS AGAINST THE COMPANY

Also, Trident North Atlantic hereby makes a formal demand under oath, pursuant to Section 220 of the General Corporation Law of the State of Delaware and the common law of the State of Delaware, for Trident North Atlantic and its agents to inspect the following documents and records of the Company and to make copies or abstracts therefrom:

(i) All documents concerning the Company’s agreement with Philip J. Fagan, Jr. concerning his serving as Chairman of the Board of Directors, including, without limitation, documents concerning the decision to pay Fagan $350,000 per year.

(ii) All documents concerning Joseph A. Czyzyk’s salary, including, without limitation, any documents relating to any decisions to increase his salary and all minutes and materials of the Compensation Committee concerning any such decision.

(iii) All documents concerning the Company’s sale of its headquarters to CFK Partners or any entity affiliated in any way with Czyzyk, Fagan and/or Frederick H. Kopko, Jr.

(iv) All minutes of meetings of the Board of Directors, and any committee of the Board of Directors.

(v) All documents concerning the 2002 Management Stock Purchase Plan, including, without limitation, documents reflecting the decision to adopt that plan.

(vi) All documents concerning the Company’s decision to replace Deloitte & Touche as its outside auditor, including, without limitation, all correspondence between the Company and Deloitte & Touche during the prior 12 months.

(vii) All documents concerning the derivative actions filed in November 2002 by Investorwatch LLC, Keith Scott and Andrew J. Chitiea.

(viii) All documents concerning any other contract, loan, or other special arrangement between the Company and any of its officers and directors.

(ix) All documents concerning the Company’s payment of legal fees to Mr. Kopko or his law firm, McBreen & Kopko.

(x) All documents concerning directors and officers insurance, including documents relating to the Company’s efforts to purchase such insurance, the Company’s decisions not to purchase such insurance, and the extent to which any or all of its current management or directors are insured for acts taken in respect of or on behalf of the Company, whether by a policy purchased by the Company, by the individual insureds, or by any other entity.

(xi) All documents concerning the Company’s by-laws and any changes, or proposed changes, to the by-laws since January 1, 2000.

(xii) All documents concerning the Special Litigation Committee, including, without limitation, documents relating to the formation of the Committee, the membership of the Committee, advisors to the Committee, reviews or investigations conducted by or on behalf of the Committee, minutes of any meetings of the Committee, and actions taken by the Committee.

The purpose of this portion of our request is to allow Trident North Atlantic to investigate and to gain a more informed understanding of the basis of the substantial allegations concerning corporate mismanagement raised against the Company and its managers in a series of recent derivative class actions. In particular, it is alleged that Messrs. Fagan, Czyzyk and Kopko have engaged in a series of self-interested transactions aimed at enriching and entrenching themselves at the expense of the Company and its stockholders. The allegations include:

•	Claims that Fagan, Czyzyk, Kopko and others concocted a scheme to acquire a controlling interest in Mercury Air Group by siphoning funds from the Company for their own personal benefit and in order to allow their partnership, CFK Partners LLC, to pay off loans used to purchase a controlling bloc of Mercury Air Group shares.

•	Claims that Fagan, Czyzyk and Kopko caused the Company to enter a sham employment agreement with Fagan, again for the purpose of transferring money to CFK Partners LLC in order to allow the partnership to pay off loans used to purchase a controlling interest in the Company.

•	Claims that the Company sold its headquarters office building to CFK Partners in a transaction that resulted in a windfall for Fagan, Czyzyk and Kopko at the expense of Mercury Air Group.

•	Claims that Fagan, Czyzyk and Kopko caused Mercury Air Group to purchase its own shares from CFK Partners pursuant to a Management Stock Purchase Plan. According to the allegation, the Company will provide “loans” to management in order to allow them to “purchase” shares; under the plan, Mr. Czyzyk personally will receive a loan in excess of $2 million in order to purchase shares already owned by CFK Partners. In addition, under the plan, CFK Partners will receive a substantial premium over the trading price of Mercury Air Group shares.

These and other allegations raise troubling questions about the performance and integrity of the Company’s management and the willingness of its directors to hold management accountable for their actions. Indeed, rather than undertake a serious effort to confront these allegations, it appears that the Company (and, by implication, its board) is determined to insulate itself from challenge. Recently, for example, the board has adopted a series of amendments to its by-laws in order to impose onerous requirements on nominees to serve as directors, including an undertaking by all such nominees that they will not require the Company to provide directors and officers insurance.

Most troubling, it appears that recent changes in the Company’s by-laws concerning qualifications of nominees for board membership are intended to prevent certain shareholders, including us, from seeking representation on the board. Section 3.15 of the by-laws now prevents any person from serving as a director if that person was adverse to the Company in litigation within the past three years. This means, first, that if a person sought to vindicate his shareholder rights under Delaware law by filing an action against the Company, the legitimate exercise of those rights would render him ineligible for board membership. Conveniently, it also means that the mere fact that Company has sued Trident North Atlantic arguably renders us ineligible for board membership.

Finally, we note the Company’s belated formation of a Special Litigation Committee came well after the Company already had issued blanket denials of all allegations made against it; in any event, there is no indication that the Committee has performed or ever intended to perform any serious investigation into the numerous allegations that have been made against management. (Through counsel, we also have forwarded a letter to counsel for the Special Litigation Committee alerting the Committee to this request. A copy of that letter is attached hereto.)

Given these circumstances, Trident North Atlantic is determined to evaluate for itself the basis of the allegations, as well as the remedial actions, if any, taken by the Company in response to those allegations. A review of the materials described above is essential to allow us to conduct an evaluation of these serious allegations in an efficient and meaningful way. We expect that the Company’s directors will act in a manner consistent with their fiduciary and statutory duties and will accede to our request that the Company make these materials available in a timely manner. If the board does not comply, however, Trident North Atlantic has every intention of pursuing its rights under Delaware common law and the state’s Corporation law.

Please acknowledge receipt of this letter by signing the enclosed copy of this letter in the place indicated below and returning it to counsel for Trident North Atlantic, Steven A. Wilcox of Ropes & Gray LLP, One International Place, Boston, Massachusetts, 02110.

Please advise counsel for Trident North Atlantic, Steven A. Wilcox of Ropes & Gray LLP, at 617-951-7319, as promptly as practicable when and where the items requested above will be made available to Trident North Atlantic and its agents. Please also advise counsel immediately whether you voluntarily will supply the requested information. If counsel to

Trident North Atlantic has not received your response to this request by 5:00 p.m. on September 8, 2003, Trident North Atlantic will assume that you do not intend to comply with this demand, and will seek appropriate recourse.

Very truly yours,

THE TRIDENT NORTH ATLANTIC FUND
BY:	J O HAMBRO CAPITAL MANAGEMENT LIMITED
its Manager and Attorney-in-fact

By:	/s/ CHRISTOPHER H.B. MILLS
Name:	Christopher H.B. Mills
Title:	Director

SWORN TO AND SUBSCRIBED UNDER OATH AT LONDON, ENGLAND
before me this 28th day of August 2003.

/s/ MARIA TERESA GODDY GOMEZ
(NAME) Maria Teresa Goddy Gomez
Notary Public of London, England My Commission Expires with Life
Receipt Acknowledged On August , 2003

Mercury Air Group, Inc.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL MEN that The Trident North Atlantic Fund (“Trident North Atlantic”) does hereby make constitute and appoint Ropes & Gray LLP and its directors, officers, employees, agents and other persons designated by Ropes & Gray LLP, its true and lawful attorneys-in-fact and agents for it in its name, place and stead, giving and granting unto said attorneys and agents full power and authority to act on its behalf, as a stockholder of Mercury Air Group, Inc., to seek the production, and to engage in the inspection and copying, of records and documents of every kind and description, including, without limitation, stocklist materials relating to Mercury Air Group, Inc.

Trident North Atlantic reserves all rights on its part to do any act which said attorneys hereby are authorized to do or perform. This Power of Attorney may be terminated by Trident North Atlantic or said attorneys by written notice to the other.

THE TRIDENT NORTH ATLANTIC FUND
BY:	J O HAMBRO CAPITAL MANAGEMENT LIMITED
its Manager and Attorney-in-fact

By:	/s/ CHRISTOPHER H.B. MILLS
Name:	Christopher H.B. Mills
Title:	Director